EXHIBIT 20

CROWN
(registered trademark)

Crown Central Petroleum Corporation
Refiners / marketers of petroleum products & petrochemicals
One North Charles Street, P.O. Box 1168, Baltimore, Maryland 21203, (410) 539-
7400

May 15, 1997                        RESULTS FIRST QUARTER 1997


Dear Shareholders:


     Crown announced substantially improved operating results for the second consecutive quarter. Earnings amounted to $.7 million ($.07 per share) on revenues of $394.5 million compared to a loss of $13.0 million ($1.34 per share) on revenues of $371.1 million in the first quarter of 1996.

     Crown's first quarter operating cash flow (earnings before interest, taxes, non-cash charges and LIFO accounting adjustments referred to as EBITDAAL) increased from $.7 million in the first quarter of 1996 to $1.6 million in the first quarter of 1997.

     Crown's retail marketing operations reported strong first quarter results compared to the same period in 1996. Retail merchandise margins increased to 31% and merchandise sales increased 1.85%. Gasoline margins rebounded 44% to
11.6 cents per gallon in the first quarter, while total fuel gallons on a comparable store basis were up 1.7%.

     Crown's Tyler, Texas refinery successfully completed a scheduled multi-unit maintenance shutdown (turnaround) in the first quarter. The downtime of these units negatively impacted results for the period.

     Effective April 30, Crown terminals at Curtis Bay in Baltimore and Doraville, Georgia will be closed. Shell Oil Co. terminals in these areas will be used to supply product to Crown and its customers for deliveries. Substantial cost savings will be realized as a result of this action.

     The results were gratifying, particularly in light of the scheduled major turnaround at the Tyler refinery. This marks the second consecutive quarter of substantially improved profitability. For the two most recently completed quarters, earnings exceed the prior year comparable quarterly results by over $40 million.

     This marked improvement seemingly supports forecasts of increasing refining and marketing margins. We are encouraged by this development which, combined with improved efficiencies, provide for an optimistic outlook for the year.

Sincerely,



HENRY A. ROSENBERG, JR.
Chairman of the Board, Chief Executive Officer and President


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


     Crown Central Petroleum Corporation and
                  Subsidiaries
   Dollars in thousands, except per share data

                             Three Months Ended
                                  March 31


                              1997       1996
Sales and operating         $394,513   $371,091
revenues

Income (loss) before               1   (18,010)
income taxes                ,423

Net income (loss)                  7   (13,010)
                            24

Net income (loss) per              .     (1.34)
share                       07

Weighted average shares
used in the
  computation of income            9   9,700,083
(loss) per share            ,733,480



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

        CROWN CENTRAL PETROLEUM CORPORATION
               OPERATING STATISTICS

                              Three Months Ended
                                   March 31

                               1997        1996

COMBINED REFINERY
OPERATIONS

Production (BPD - M)              154         149
Production (MMbbl)               13.9        13.6
Sales (MMbbl)                    14.3        15.6
Gross Margin ($/bbl)             1.99        2.13
Gross Profit ($MM)               28.4        33.3
Operating Cost ($/bbl)         (2.17)      (2.19)
Operating Cost ($MM)           (30.9)      (34.3)
Net Refining (Loss)  ($MM)      (2.5)       (0.9)

RETAIL

Number Stores                     341         347
Volume (pmps - Mgal)              126         122
Volume (MMgal)                    129         127
Gasoline Gross Margin           0.116       0.081
($/gal)
Gasoline Gross Profit ($MM)      14.9        10.4

Merchandise Sales (pmps -        23.7        22.5
$M)
Merchandise Sales ($MM)          24.2        23.5
Merchandise Gross Margin         30.7        27.1
(%)
Merchandise Gross Profit          7.4         6.4
($MM)

Retail Gross Profit ($MM)        22.3        16.8
Retail Operating Costs         (18.0)      (19.0)
(pmps - $M)
Retail Operating Costs         (18.5)      (19.8)
($MM)
Retail Non-Operating            (0.2)         0.4
(Expense) Income ($MM)
Retail Net Profit (Loss)          3.6       (2.6)
($MM)

WHOLESALE / TERMINAL
  NET PROFIT (LOSS)  ($MM)      (1.8)         1.4

OTHER

LIFO Recovery (Provision)         9.9       (7.8)
($MM)
Corporate Overhead / Other      (7.8)       (8.1)
($MM)
Income Tax (Expense)            (0.7)         5.0
Benefit  ($MM)

Total Net Income (Loss)           0.7      (13.0)
($MM)

Depreciation & Amortization       7.8         8.0
($MM)
Net Interest Expense ($MM)        2.9         2.9
LIFO (Recovery) Provision       (9.9)         7.8
($MM)
(Gain) from Asset Disposals     (0.6)         0.0
($MM)
Income Tax Expense                0.7       (5.0)
(Benefit)

EBITDAAL ($MM)                    1.6         0.7

Capital Expenditures ($MM)        7.3         7.4


BPD = Barrels Per Day
bbl = barrel or barrels as applicable
gal = gallon or gallons as applicable
pmps = per month per store
M = in thousands
MM = in millions

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